

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2024

Jianhua Zhao
Chief Executive Officer and Chairman of the Board
CHINA ICELAND TEA GROUP CO., Ltd
RM 8, 11/F Wang Fai Industrial Building
29 Luk Hop Street
San Po Kong, Kowloon
Hong Kong 999077

**Re: CHINA ICELAND TEA GROUP CO., Ltd**
**Draft Registration Statement on Form F-1**
**Submitted December 16, 2024**
**CIK 0002044035**

Dear Jianhua Zhao:

Our preliminary review of your filing indicates that it fails to comply with the requirements of the Securities Act of 1933, the related rules and regulations, and the requirements of the form. Because of these serious deficiencies, you should not assume that your filing may be relied upon for the purposes of Section 5(c) or for compliance with any other rule or regulation.

We will not perform a detailed examination of the filing and we will not issue comments on the filing at this time. We suggest that you consider filing a substantive amendment to correct the deficiencies. If you were to request acceleration of the effective date of the filing in its present form, we would likely recommend that the Commission deny your request.

Please contact Suzanne Hayes at 202-551-3675 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences